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                                                                     Exhibit (l)



                           [Van Kampen Funds Inc. Letterhead]




May 26, 1999


Van Kampen Technology Fund
1 Parkview Plaza
Oakbrook Terrace, IL  60181

Dear Sirs:

The initial $100,000.00 investment by Van Kampen Funds Inc. for 10,000 Shares of Van Kampen Technology Fund will not be redeemed while any organizational expenses remain unamortized unless the proceeds of any redemption of that initial investment are reduced by their pro rata portion of any unamortized organizational expenses. These shares are purchased for investment purposes, and Van Kampen Funds Inc. has no present intention of selling or publicly distributing these shares.



Sincerely,


/s/ William R. Rybak


William R. Rybak

Executive Vice President and Chief Financial Officer

WWR/s/